

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Via fax (408) 541-1361

March 14, 2011

Dominic P. Orr
President and Chief Executive Officer
Aruba Networks, Inc.
1344 Crossman Ave.
Sunnyvale, California 94089-1113

     Re: Aruba Networks, Inc.
             Form 10-K for the Fiscal Year Ended July 31, 2010
             Filed September 24, 2010
             File No. 001-33347

Dear Mr. Orr:

     We have completed our review of your filings and do not have any further comments at this time.

                   Sincerely,

                   /s/ Barbara C. Jacobs

                   Barbara C. Jacobs
                   Assistant Director